UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                   November                             , 2003
                -------------------------------------------------------

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                      (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X      Form 40-F
                            -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes              No    X
                          -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Frontline Ltd. (the "Company") dated November 17, 2003, for the quarter ended September 30, 2003.

FOR IMMEDIATE RELEASE

Frontline Ltd.
Interim Report July - September 2003 THIRD QUARTER AND NINE MONTH RESULTS

Frontline Ltd. reports net operating income before depreciation of $97.4 million and net income of $37.9 million for the third quarter of 2003. Earnings per share for the quarter were $0.52. Dividends per share for the quarter will be $1.30.

Net operating revenues decreased by 38 per cent compared with the second quarter of 2003 due to weakening in the tanker market. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $28,200, $22,000 and $22,500, respectively, compared with $46,000, $39,600 and $35,200, respectively in the immediately preceding quarter. In the third quarter the Company recorded a gain on sale of assets of $6.9 million, principally relating to the sale of two Suezmax tankers. The Company also sold two VLCCs on sale and leaseback arrangements and realised a gain of $8.8 million that will be recognised over the life of the leases.

Net interest expense for the quarter was $16.1 million. In the third quarter of 2003 the Yen strengthened significantly against the US Dollar, resulting in a foreign exchange loss of $12.2 million arising on the Yen debt in subsidiaries.

For the nine months ended September 30, 2003 the Company reports net operating income before depreciation of $477.3 million and net income of $372.6 million. Earnings per share for the nine months were $4.95.

The average daily TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in the nine months were $42,900, $34,300 and $33,300, respectively. As of today Frontline has cash breakeven rates for VLCCs and Suezmaxes of $21,000 and $14,200, respectively.

Other financial items for the nine months were positive, $29.3 million of which $22.1 million is attributable to the gain recorded on the Bank of Nova Scotia Equity Swap Line that was settled in June 2003. The foreign exchange loss for the nine months of $12.1 million relates to the strengthening of the Yen in the third quarter discussed above.

The results for the periods of 2002 presented have been restated, principally to reflect the adoption of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets". The Company adopted FAS 142 effective January 1, 2002 as disclosed in the preliminary fourth quarter and financial year 2002 report.

THE MARKET

The VLCC market remained weak during most of the quarter but had a brief recovery during the last week of August. The strong increase was explained by considerably higher volumes of crude oil being shipped out of the Middle East during September compared to August. The Middle East - Far East route contributed to the largest increase. Over the first nine months of 2003, the import of crude oil to China increased by 30% and has reached 1.8 mbpd. This massive import increase has been driven by surges in domestic consumption. A similar size increase in imports have been seen in the US over the last year. On September 24, OPEC announced a reduction in the production quota by 900,000 bpd. This strongly influenced the psychology among the owners and led to the sharp fall of VLCC rates during the last week of September.

Iraq increased its production of crude oil during the third quarter although this was partially offset by reduced output from Saudi Arabia and Kuwait. The sharp fall in rates in the middle of the quarter resulted in a build up of available VLCC and Suezmax tonnage during the month of October.

The world's VLCC fleet has remained constant over the first nine months of 2003. The number of VLCCs on order by the end of the quarter was approximately 68 vessels to be delivered through to 2006. This is about 16% of the fleet. In the Suezmax segment, a total of 86 vessels are on order, equivalent to approximately 30% of the fleet. All eight of Frontline's Suezmax OBO carriers were shifted into the dry bulk market during the third quarter. A total capacity of 5 million dwt was shifted from the crude oil segment into the dry market, of which Frontline's OBOs contributes 1.4 million dwt, creating healthier environment, particularly in the Suezmax segment.

Building prices as well as second-hand prices have shown a strong upwards development since the start of the third quarter. US dollar prices are supported by the strong market fundamentals in several shipping markets as well as the weakening of the US dollar against the Yen.

CORPORATE AND OTHER MATTERS

On November 17, 2003, the Board declared a dividend of $1.30 per share. The record date for the dividend is November 28, 2003, ex dividend date is November 26, 2003 and the dividend will be paid on or about December 12, 2003. The dividend consists of $0.25 per share in normalised dividend and an extra dividend of $1.05 per share. The Board maintains its long-term strategy of retaining approximately $200 million in free liquidity. The extra dividend is paid after thorough consideration of the Company's cash position and anticipated liquidity realised from ship sales as well as the current market situation.

The Board of Directors is pleased to announce that Frontline has entered into a new strategic partnership with STASCO, the shipping arm of the Royal Dutch Shell Group. The agreement is an extension of Frontline's existing relationship with STASCO, which currently includes three VLCCs on medium-term charters. Frontline is to provide STASCO with an additional three modern VLCCs in a charter arrangement that will last for at least two years, bringing the number of vessels involved to six. Shell has in connection with the deal put restrictions on age. The intention is also to develop a closer relationship on the cargo side. STASCO is the largest VLCC charterer in the world. The deal is another milestone in the Company's efforts to build relationships with the most successful oil companies in the world.

In August 2003, two 2000-built Suezmax tankers, the Front Sun and the Front Sky, were delivered to OMI Corporation (OMI) in accordance with previously announced sale. The sale of these vessels generated cash of approximately $39 million for the Company in addition to receiving 2,000,000 OMI shares and a gain on sale of approximately $6.8 million.

In September 2003, the Company sold two of its 2000-built VLCCs, the Front Tina and Front Commodore, to two German K/Gs promoted by Dr. Peters GmbH. The vessels are chartered back on 12.5 years time charter arrangements, including options for the Company to buy back the vessels at the end of the charter period. The sale of these two vessels generated cash of approximately $70 million for the Company and a gain on sale of approximately $8.8 million that is being recognized over the term of the charter.

The Company has in the fourth quarter entered into an agreement to sell the VLCC, Front Hawk. The sale, which confirmed the strong upward price movement for second-hand ships, will be completed in the fourth quarter and is expected to generate approximately $30 million in additional liquidity.

During the last few months the Board has been working on a financial restructuring of Frontline. The planned transaction is to sell a substantial part of the Frontline fleet to a new company ("New Company"). This New Company will charter each of the ships back to Frontline for most of the remaining life of the ship. The New Company, which initially will be a subsidiary of Frontline, will be financed with bank debt, bonds and a yield oriented equity security. The intention is to spin off the New Company in connection with a listing of its shares. Frontline's management is currently in discussion with its financiers in order to establish the final structure. The Company has had initial meetings with rating agencies. It is anticipated that approximately $250 million of Frontline's liquidity will be needed in order to support the long-term charter arrangements. The structure, if implemented successfully, is anticipated to increase the liquidity in Frontline by more than $400 million compared to today's level. These funds can be used to continue the expansion of Frontline or can alternatively be distributed to the shareholders in form of a dividend or buy-back of stocks. A final decision about the use of these funds will be taken based on the general market situation at that time, the possible opportunities, as well as the pricing of the equity in the remaining Frontline Ltd.

During the third quarter of 2003, the Company issued 53,664 shares in connection with the exercise of employee share options and at September 30, 2003, 73,526,730 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and nine months were 73,490,930 and 75,345,491, respectively.

OUTLOOK

The recent market improvements are related to a general increase in demand and seasonal effects combined with healthy OPEC production output. The volatility is expected to continue due to low crude and oil products inventory among major importing areas. The availability of tonnage is another major factor influencing the short-term rates. This availability is partly subject to randomness and has mainly to do with trading pattern of the total fleet.

The Board maintains a positive market view. We are entering into a traditionally strong season, with strong leading indicators, including continued strong imports of crude into China and US. The Board expects a continued strong supply demand balance with high utilisation rates. The volatility will, however, continue to be substantial.

For the fourth quarter, more than 60% of Frontline's Suezmax fleet capacity (including OBOs) has been fixed at a rate of $27,600, and more than 83% of the VLCC capacity at $34,200.

The current strong development in the market with Suezmax and VLCC rates currently around $45,000 and $80,000 respectively is likely to improve the numbers for the fourth quarter further. The existing market will also, due to the length of the charters, create a very positive start for 2004.

The purpose of the financial restructuring that the company currently is working on is to give shareholders a higher return on the equity invested. This is to be achieved through a combination of more stabilized earnings in the ship finance company and conversion to charter structure and thereby reduced need for equity in Frontline Ltd.

The existing deal with BP and the new deal with STASCO confirm that Frontline, through the size and the quality of the fleet, has achieved a unique position in order to service the major oil companies.

The new age restriction already implemented by the EU and currently under consideration from IMO creates a market where quality tonnage is in high demand, the fleet is traded less efficient and older tonnage experiences an accelerated phase out. Based on these and the existing order book the fleet seems to be well balanced. A relatively tight oil inventory situation, increased Iraq oil production and recent indications about a pick-up in worldwide oil demand are likely to create a continued market with high profitability. The Board remains confident about the outlook for the Company.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, conditions in the debt and equity markets that may affect the proposed restructuring and other corporate actions and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.


November 17, 2003
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda



Questions should be directed to:

Contact: Tor Olav Tr0im: Director and Vice-President, Frontline Ltd +47 23 11 40 00

            Tom Jebsen: Chief Financial Officer, Frontline Management AS +47 23 11 40 00

                      FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)
--------------------------------------------------------------------------------------------------
  2002      2003   INCOME STATEMENT                              2003          2002        2002
 Jul-Sep  Jul-Sep  (in thousands of $)                         Jan-Sep       Jan-Sep     Jan-Dec
(restated) (restated(audited)
--------------------------------------------------------------------------------------------------

   80,031  142,238 Net operating revenues                       630,173      257,883       416,521
      741    6,914 Gain (loss) from sale of assets                3,136          741       (1,228)
   28,352   31,034 Ship operating expenses                       86,793       82,343       109,286
   19,737   16,117 Charterhire expenses                          58,967       39,269        60,634
    4,646    4,566 Administrative expenses                       10,286        9,665        12,806
   28,037   97,435 Operating income before depreciation         477,263      127,347       232,567
   34,434   37,311 Depreciation                                 108,253      100,911       136,891
  (6,397)   60,124 Operating income (loss) after depreciation   369,010       26,436        95,676
    2,375    1,467 Interest income                                7,448        7,803        13,042
 (18,089) (17,543) Interest expense                             (53,096)     (53,906)     (71,311)
  (1,374)    1,662 Share of results from associated companies    32,115      (9,838)      (10,711)
 (20,746)    4,414 Other financial items                         29,263     (21,170)       (8,614)
    3,514 (12,221) Foreign currency exchange gain (loss)       (12,093)      (7,580)      (10,932)
 (40,717)   37,903 Income (loss) before taxes and minority      372,647     (58,255)         7,150
                   interest
        1        - Taxes                                            (3)            2          (22)
        -        - Cumulative effect of change in accounting          -     (14,142)      (14,142)
                   principle
     (85)        - Discontinued operations                            -      (1,602)       (1,929)
 (40,803)   37,903 Net income (loss)                            372,650     (74,001)       (8,899)

                   Basic Earnings (loss) Per Share Amounts ($)
  $(0.53)    $0.52 EPS from continuing operations before          $4.95      $(0.76)         $0.09
                   cumulative effect of change in accounting
                   principle
  $(0.53)    $0.52 EPS                                            $4.95      $(0.97)       $(0.12)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                   Income on timecharter basis ($ per day per
                   ship)*
 16,900    28,200  VLCC                                          42,900       18,900        22,500
 14,300    22,000  Suezmax                                       34,300       16,100        18,400
 13,400    22,500  Suezmax OBO                                   33,300       15,500        17,700

--------------------------------------------------------------------------------------------------
                   * Basis = Calendar days minus off-hire.
                   Figures after deduction of broker
                   commission

---------------------------------------------------------------------------------------------------
BALANCE SHEET                                                    2003          2002        2002
(in thousands of $)                                             Sep 30        Sep 30       Dec 31
                                                                             (restated)   (audited)
---------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                                       227,887       84,886       100,298
Other current assets                                            145,660       90,141       132,707
Long term
Newbuildings and vessel purchase options                         18,412       65,236        27,405
Vessels and equipment, net                                    2,089,801    2,332,649     2,373,239
Vessels under capital lease, net                                468,024      229,866       264,902
Investment in associated companies                              131,297      110,262       119,329
Deferred charges and other long-term assets                      16,043        6,872        16,863
Total assets                                                  3,097,124    2,919,912     3,034,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                148,060      207,951       167,807
Current portion of obligations under capital lease               19,905       12,511        13,164
Other current liabilities                                        69,564       66,611        78,850
Long term
Long term interest bearing debt                               1,061,157    1,223,106     1,277,665
Obligations under capital lease                                 463,007      217,959       259,527
Other long term liabilities                                      25,955       31,174        10,757
Minority interest                                                     -            -             -
Stockholders' equity                                          1,309,476    1,160,600     1,226,973
Total liabilities and stockholders' equity                    3,097,124    2,919,912     3,034,743
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
   2002        2003    STATEMENT OF CASHFLOWS                     2003         2002        2002
 Jul-Sep     Jul-Sep   (in thousands of $)                       Jan-Sep      Jan-Sep     Jan-Dec
(restated)                                                                  (restated)   (audited)
----------------------------------------------------------------------------------------------------
                       OPERATING ACTIVITIES
   (40,803)     37,903 Net income (loss)                          372,650    (74,001)     (8,899)
                       Adjustments to reconcile net income
                       to net cash provided by operating
                       activities
     35,452     37,640 Depreciation and amortisation              109,153     105,205     142,154
    (1,962)     12,947 Unrealised foreign currency exchange        11,877      10,397      14,176
                       (gain) loss
        602    (6,914) Gain or loss on sale of assets             (3,136)       2,871       4,337
      1,374    (1,662) Results from associated companies         (32,115)       9,838      10,711
      9,183    (2,041) Adjustment of financial derivatives       (24,452)      10,685       7,495
                       to market value
          -            Change in accounting principle                   -      14,142      14,142
          -      4,964 Other, net                                       -           -       1,968
     17,856    (6,146) Change in operating assets and             (5,166)      13,607    (44,059)
                       liabilities
     21,702     76,691 Net cash provided by operating             428,811      92,744     142,025
                       activities

                       INVESTING ACTIVITIES
   (60,819)  (184,714) Additions to newbuildings, vessels       (356,927)   (197,755)   (376,844)
                       and equipment
      1,135      1,482 Advances to associated companies, net        4,889    (10,066)    (20,010)
      (722)          - Purchase of minority interest              (2,912)     (6,822)     (6,822)
     31,800    243,001 Proceeds from sale of assets               358,886      74,241     177,902
   (28,606)     59,769 Net cash provided by (used in)               3,936   (140,402)   (225,774)
                       investing activities

                       FINANCING ACTIVITIES
     54,204     46,748 Proceeds from long-term debt, net of        97,820     226,958     380,294
                       fees paid
   (53,245)  (169,574) Repayments of long-term debt             (347,715)   (197,904)   (341,959)
    (4,318)    (3,614) Repayment of capital leases                (8,623)    (66,893)    (92,838)
          -    126,867 Additions to capital leases                218,844           -      68,167
          -  (154,335) Dividends paid                           (241,843)    (19,117)    (19,117)
          -        351 Issue of shares, net                      (23,641)         223         223
    (3,359)  (153,557) Net cash used in financing activities    (305,158)    (56,733)     (5,230)

   (10,263)   (17,097) Net increase (decrease) in cash and        127,589   (104,391)    (88,979)
                       cash equivalents
     95,149    244,984 Cash and cash equivalents at start of      100,298     189,277     189,277
                       period
     84,886    227,887 Cash and cash equivalents at end of        227,887      84,886     100,298
                       period
----------------------------------------------------------------------------------------------------


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                              ---------------------
                                                  (Registrant)




Date     November 26, 2003    By              /s/ Kate Blankenship
                                             -----------------------
                                                  Kate Blankenship
                                     Secretary and Chief Accounting Officer







02089.0022 #446341